Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

PROPOSED DECLARATION AND

PAYMENT OF SPECIAL DIVIDEND

AND

ADOPTION OF NEW DIVIDEND POLICY

The Board is pleased to announce that at a meeting of the Board held on 25 February 2014 (the “Board Meeting”), the Board has recommended the declaration and payment of a special dividend of US$0.1147 per Share (the “Special Dividend”) and approved the adoption of a new dividend policy (the “New Dividend Policy”).

Special Dividend

The declaration and payment of the Special Dividend is conditional upon the satisfaction of certain conditions as set out in this announcement, including, among others, shareholders’ approval pursuant to the Company’s Articles of Association. Subject to the fulfillment of such conditions, it is expected that the Special Dividend will be paid in cash on or about 16 April 2014.

An extraordinary general meeting (the “EGM”) will be convened to consider and, if thought fit, to approve the declaration and payment of the Special Dividend. A circular containing further information about the Special Dividend and the notice of the EGM will be dispatched to the Shareholders as soon as practicable.

New Dividend Policy

Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide Shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to the Company.

The Board is pleased to announce that at the Board Meeting, the Board has recommended the declaration and payment of the Special Dividend and approved the adoption of the New Dividend Policy.

PROPOSED DECLARATION AND PAYMENT OF SPECIAL DIVIDEND

As at the date of this announcement, the Company has 1,666,633,448 Shares in issue. Based on the number of issued Shares as at the date of this announcement, the Special Dividend, if declared and paid, will amount to an aggregate amount of US$191,162,856, representing US$0.1147 per Share.

The payment of the Special Dividend will be made in HK$ for the Shareholders and in US$ for the holders of ADSs. The Shareholders will receive payment of the Special Dividend in HK$ at a conversion rate based on an exchange rate (the average of selling and buying TT rates) quoted by the Hong Kong Association of Banks in Hong Kong on 4 April 2014. The Company will make a further announcement regarding the exchange rate for the payment of the Special Dividend on or about 4 April 2014.

The Special Dividend will be payable on the ADSs, each of which represents three (3) Shares, in US$ to ADS holders of record on 4 April 2014. The Special Dividend of US$0.3441 per ADS, less any applicable fees and charges, will be payable by the depositary, in cash in US$.

Subject to the fulfillment of the conditions set out in the paragraph headed “Conditions of the Payment of the Special Dividend” below, the Special Dividend is intended to be paid out of the Share Premium Account pursuant to Article 147 of the Articles of Association and in accordance with the Cayman Companies Law.

Conditions of the Payment of the Special Dividend

The declaration and payment of the Special Dividend is conditional upon the satisfaction of the following conditions:

(a)	the passing of an ordinary resolution by the Shareholders declaring and approving the payment of the Special Dividend pursuant to Article 147 of the Articles of Association; and

(b)

the Directors being satisfied that there are no reasonable grounds for believing that the Company is, immediately following the date on which the Special Dividend is paid, unable to pay its debts as they fall due in the ordinary course of business.

The conditions set out above cannot be waived. If the conditions set out above are not satisfied, the Special Dividend will not be paid.

Subject to the fulfillment of the above conditions, it is expected that the Special Dividend will be paid in cash on or about 16 April 2014 to those Shareholders whose names appear on the register of members of the Company at close of business on 4 April 2014, being the record date for determination of entitlements to the Special Dividend.

Reasons for and effect of the payment of the Special Dividend

As the business and operations of the Group have generated positive earnings and cash flow, the Board proposes to pay the Special Dividend in recognition of Shareholders’ support. The Company is a holding company and a significant part of the Group’s business is carried out through operating subsidiaries of the Company at which level earnings are retained. As such, the Company may not have sufficient retained earnings to pay the Special Dividend at the holding company level. Having taken into account a number of factors including cash flow and financial condition of the Company, the Board considers it appropriate and proposes the Special Dividend be paid out of the Share Premium Account in accordance with Article 147 of the Articles of Association and the Cayman Companies Law. The Board considers such an arrangement to be in the interests of the Company and its Shareholders as a whole.

The Board believes the payment of the Special Dividend will not have any material adverse effect on the financial position of the Group and does not involve any reduction in the authorized or issued share capital of the Company or reduction in the nominal value of the Shares or result in any change in the trading arrangements in respect of the Shares.

Closure of Register of members

The register of members of the Company will be closed from 3 April 2014 to 4 April 2014 (both days inclusive) for the purpose of determining the entitlements of the Shareholders to the Special Dividend, during which period no transfer of Shares will be effected. In order to qualify for the proposed Special Dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on 2 April 2014.

EGM

The EGM will be convened to consider and, if thought fit, approve the declaration and payment of the Special Dividend out of the Share Premium Account. No Shareholder is required to abstain from voting in respect of the ordinary resolution to be proposed at the EGM to approve the declaration and payment of the Special Dividend.

A circular containing further information about the Special Dividend and the notice of the EGM will be dispatched to the Shareholders as soon as practicable.

NEW DIVIDEND POLICY

The New Dividend Policy came into effect upon its approval by the Board at the Board Meeting and will commence to apply as from the first quarter of 2014.

Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide Shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to the Company.

The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

It is the policy of the Board, in recommending dividends, to allow Shareholders to participate in the Company’s profits and for the Company to retain adequate reserves for future growth.

The Company’s income and its ability to pay such quarterly dividends are dependent upon, among other things, the dividends received from its subsidiaries, which, in turn, would depend on such subsidiaries’ distributable profits, operating results, financial condition, capital expenditure plans and other factors. The Company’s ability to pay dividends is also subject to the requirements of Cayman Islands law and the Articles of Association. Whilst the New Dividend Policy reflects the Board’s current views on the Group’s financial and cash flow position, such dividend policy will continue to be reviewed from time to time and there can be no assurance that dividends will be paid in any particular amount, if at all, for any given period. The Board has complete discretion on whether to pay dividends, subject to the approval of the Shareholders in the case of annual dividends and special dividends if paid out of funds other than profits. Even if the Board decides to pay dividends, the form, frequency and amount will depend upon the Group’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Share(s) of the Company, each of which represents three Shares

“Articles of Association”	the amended and restated articles of association of the Company, as amended, supplemented or otherwise modified from time to time

“Board”	the board of Directors

“Cayman Companies Law”	the Companies Law, as amended, of the Cayman Islands

“Company”

Melco Crown Entertainment Limited (Stock Code: 6883, NASDAQ: MPEL), a company incorporated in the Cayman Islands as an exempted company with limited liability, the Shares of which are listed on the Stock Exchange and the ADSs of which are listed on the NASDAQ Global Select Market

“Director(s)”	the director(s) of the Company for the time being

“EGM”	the extraordinary general meeting of the Company to be convened for the purpose of considering, declaring and approving the payment of the Special Dividend

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“NASDAQ”	the National Association of Securities Dealers Automated Quotation System

“Share(s)”	ordinary share(s) in the share capital of the Company with a nominal value of US$0.01 each

“Shareholder(s)”	holder(s) of our Share(s)

“Share Premium Account”	the share premium account of the Company

“Special Dividend”	the proposed special dividend of US$0.1147 per Share as recommended by the Board

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TT”	telegraphic transfer

“US$”	United States dollars, the lawful currency of the United States of America

“%”	per cent.

By Order of the Board
Melco Crown Entertainment Limited
Lawrence Yau Lung Ho
Co-Chairman and Chief Executive Officer

Macau, 25 February 2014

As at the date of this announcement, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, and (v) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (SEHK: 6883) and its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer and owner of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company is also developing the planned Studio City Project, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, has been cooperating with SM Group’s Belle Corporation to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the CEO of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.